UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TEMIR CORP.

(Exact name of registrant as specified in its corporate charter)

333-213996

Commission File No.:

Nevada (State or other jurisdiction of Incorporation or Organization)	98-1321204 (I.R.S. Employer Identification No.)

54 Fruktovaya Street Bishkek, Kyrgyzstan 720027 (Address of Principal Executive Offices)

996-558414146
(Registrant’s telephone number, including area code)

July 18, 2019

HK960452.1 922222-12883

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF TEMIR CORP.  WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

SCHEDULE 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us”, and “our” are to Temir Corp. and its consolidated subsidiaries, if any.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of the board of directors (the “Board”) of Temir Corp.  (“Company”).  The date of this Information Statement is July 17, 2019.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2019 and is being mailed on or about July 18, 2019, to our shareholders of record as of June 30, 2019.

On July 15, 2019, Stanislav Pak resigned as the Company’s President, Treasurer, Secretary and Director.  Mr. Pak’s resignation as President, Treasurer and Secretary was effective immediately. His resignation as a Director will become effective ten (10) days following the filing by the Company of this Information Statement with the Securities and Exchange Commission (the “SEC”). Prior to Mr. Pak’s resignation, he appointed Mr. Roy Kong Hoi Chan as the Company’s new President, Mr. Alex Kwok Fai Yuen as the Company’s new Secretary, Mr. Brian Hung Ngok Wong as the Company’s new Chief Executive Officer and Mr. Brian Kong Wai Chan as the Company’s new Chief Financial Officer. Mr. Roy Kong Hoi Chan and Mr. Alex Kwok Fai Yuen were appointed as executive Directors of the Company and Mr. Mark Ko Chiu Yip, Mr. Bon Pok Yin Cheung and Mr. Alan Yuk Lun Wong were appointed as independent non-executive Directors of the Company.  There were no disagreements between Mr. Pak and the Company on any matter relating to the Company’s operations, policies or practices, which resulted in his resignation.

No action is required by our shareholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s shareholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF THE COMPANY’S DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGES TO THE BOARD OF DIRECTORS

On July 15, 2019, Stanislav Pak resigned as the Company’s President, Treasurer, Secretary and Director.  Mr. Pak’s resignation as President, Treasurer and Secretary was effective immediately. His resignation as a Director will become effective ten (10) days following the filing by the Company of this Information Statement with the Securities and Exchange Commission (the “SEC”). Prior to Mr. Pak’s resignation, he appointed Mr. Roy Kong Hoi Chan as the Company’s new President, Mr. Alex Kwok Fai Yuen as the Company’s new Secretary, Mr. Brian Hung Ngok Wong as the Company’s new Chief Executive Officer and Mr. Brian Kong Wai Chan as the Company’s new Chief Financial Officer. Mr. Roy Kong Hoi Chan and

HK960452.1 922222-12883	2

Mr. Alex Kwok Fai Yuen were appointed as executive Directors of the Company and Mr. Mark Ko Chiu Yip, Mr. Bon Pok Yin Cheung and Mr. Alan Yuk Lun Wong were appointed as independent non-executive Directors of the Company.  There were no disagreements between Mr. Pak and the Company on any matter relating to the Company’s operations, policies or practices, which resulted in his resignation.

None of the directors appointed to our Board of Directors were prior members of the Board of Directors and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information regarding our newly appointed directors and executive officers.

Name	Age	Positions
Roy Kong	41	Executive Director and President
Alex Kwok Fai Yuen	40	Executive Director and Secretary
Mark Ko Chiu Yip	37	Independent non-executive Director
Bon Pok Yin Cheung	41	Independent non-executive Director
Alan Yuk Lun Wong	45	Independent non-executive Director
Brian Hung Ngok Wong	53	Chief Executive Officer
Brian Kong Wai Chan	39	Chief Financial Officer

Mr. Roy Kong Hoi Chan (“Mr. Roy Chan”)

Mr. Roy Chan, 41, is the founder of JTI Securities Limited and JTI Financial Services Group (“JTI group”). Mr. Roy Chan has held senior management roles of the JTI group since 2011.  Prior to joining the JTI group, Mr. Chan had over 10 years of working experience in the banking and finance sectors.  Mr. Roy Chan obtained a Master of Business Administration and a Master of Corporate Finance.

Mr. Alex Kwok Fai Yuen (“Mr. Yuen”)

Mr. Yuen, 40, is a sole owner of a professional consultancy firm which provides corporate advisory services. Mr. Yuen started his career at Deloitte Touche Tohmatsu and has been focusing on risk management and regulatory compliance for more than 10 years. Mr. Yuen is an expert in terms of corporate governance, anti-money laundering and regulatory compliance.  Apart from working at Deloitte, Mr. Yuen has worked at different financial institutions as a compliance and risk expert, including asset management, securities brokerage, private banking and investment banking. Mr. Yuen obtained a Bachelor of Science and a Certified Anti-Money Laundering Specialist (CAMS) certification.

HK960452.1 922222-12883	3

Mr. Mark Ko Chiu Yip (“Mr. Yip”)

Mr. Yip, 37, has served as the general manager of Cybernetics Property Mortgage Ltd. (“Cybernetics”) since 2013. Mr. Yip is a specialist on mortgage and personal loan consulting services with over 11 years of experience. Mr. Yip has good business relationship with banks and property agencies in Hong Kong. Before he took the senior management role in Cybernetics, he held an executive position at mReferral Corporation (HK) Ltd.  Mr. Yip obtained a Master of Business Administration.

Mr. Bon Pok Yin Cheung (“Mr. Cheung”)

Mr. Cheung, 41, is the founder and principal of Messrs. P. Y. Cheung & Co., a legal practice which specializes mainly in the field of commercial & company law, civil and criminal litigation, construction-related arbitration, probate and administration, matrimonial matters, personal injury and employees’ compensation claim, conveyancing and tenancy. Prior to founding Messrs. P. Y. Cheung & Co, he was a consultant of Messrs. David Y. Y. Fung & Co. Apart from being a legal practitioner, Mr. Cheung is also a software engineer with experience in computer software programming, computer system design and project management.  Mr. Cheung obtained a Master of Computer Science, a Bachelor of Laws and a Bachelor of Science.

Mr. Alan Yuk Lun Wong (“Mr. Alan Wong”)

Mr. Alan Wong, 45, is a director of TUS International Limited, Huisheng International Holding Limited and Tech Pro Technology Development Limited, all of which are companies listed on The Stock Exchange of Hong Kong Limited. Mr. Alan Wong had been working with various accounting firms and commercial companies for approximately 20 years and was responsible for works related to financial management, taxation, audit and non-audit services. He obtained a Bachelor of Accounting and Finance.

Mr. Brian Hung Ngok Wong (“Mr. Brian Wong”)

Mr. Brian Wong, 53, is a director and the chief financial officer of Murchison Holdings Limited (“Murchison”) and Quest Investments Limited (“Quest”), both of which are listed on the Australian Stock Exchange. Mr. Brian Wong has held senior management roles at Quest and Murchison since 2004. Mr. Brian Wong has over 30 years of working experience in banking, equities market and corporate finance including at Hang Seng Bank Limited and Citibank Investment Banking Group.  Mr. Brian Wong obtained a Master of Accounting, FAIA and AHKSI.

Mr. Brian Kong Wai Chan (“Mr. Brian Chan”)

Mr. Brian Chan, 39, is the brother of Mr. Roy Chan and a co-founder of the JTI group. Mr. Chan has held senior financial management roles of the JTI group since 2011. Before joining the JTI group, Mr. Brian Chan had over 10 years of working experience at a renowned certified public accounting firm as companies’ auditors.  Mr. Brian Chan obtained a Bachelor of Arts

There are no family relationships between any of our directors or executive officers except that Mr. Roy Kong Hoi Chan, our new executive Director and President and Mr. Brian Kong Wai Chan, our new Chief Financial Officer, are brothers.

CORPORATE GOVERNANCE

Director Independence

Mr. Mark Ko Chiu Yip, Mr. Bon Pok Yin Cheung and Mr. Alan Yuk Lun Wong are our independent directors. Our board of directors does not have any committees, as companies whose securities are traded on the OTC Pink Sheets are not required to have board committees. However, we expect to form the appropriate board committees and identify an audit committee financial expert in the future.

Committees of the Board of Directors

HK960452.1 922222-12883	4

We have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board of Diretors.

Director Nominations

Our Board of Directors believe that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board of Directors does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board of Directors will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board of Directors does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention.  Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

HK960452.1 922222-12883	5

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As at the fiscal year ended May 31, 2019, we were obligated to Stanislav Pak, our former President, Treasurer, Secretary and Director for funds advanced to us for working capital, in the amount of $13,151. The advances are unsecured and no interest rate or payback schedule has been established.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal shareholders.

Stockholder Communications With Directors

Shareholders who want to communicate with our Board or any individual director can write to:

Suite 1206, 12/F, 69 Jervois Street, Sheung Wan, Hong Kong

Telephone: 852 2852 7388

Your letter should indicate that you are a shareholder of our company.  Depending on the subject matter, management will:

•Forward the communication to the Director or Directors to whom it is addressed;

•Attempt to handle the inquiry directly; or

•Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

HK960452.1 922222-12883	6

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officer Compensation

During the fiscal year ended May 31, 2019, Stanislav Pak, our former President, Treasurer, Secretary and Director, was not paid any compensation.

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board of Directors’ meetings, but they do not receive any other compensation for serving on the Board of Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. To the best of our knowledge, during the fiscal year ended May 31, 2019, the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov

HK960452.1 922222-12883	7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

TEMIR CORP.

By: Brian Hung Ngok Wong

Name: Brian Hung Ngok Wong

Title: Chief Executive Officer

Dated: July 18, 2019

HK960452.1 922222-12883	8